Exhibit 99.2

Financial Results for the Second Quarter Ended July 4, 2021

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
Basis of Presentation Prior to Spin-off
On August 26, 2020 (the “Distribution Date”), SunPower Corporation (“SunPower”) completed the spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company under the name Maxeon Solar Technologies, Ltd. and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
Standalone financial statements have not been historically prepared for our business. These interim condensed consolidated and combined financial statements of the Company have been derived (i) from the condensed consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the three and six months ended June 28, 2020 and (ii) subsequent to the Spin-off, for the three and six months ended July 4, 2021, the consolidated financial statements of the Company as an independent public company.
Prior to the Spin-off, as there is no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company. Following the Spin-off, the unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the regulations of the SEC.
Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business. We closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, based on governmental regulations. Our other factories in France, Mexico and the Philippines were not affected. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities. For more information on the risks of COVID-19 to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.

Revenue and Cost of Revenue

	Three Months Ended		Six Months Ended
	July 4, 2021	June 28, 2020	July 4, 2021	June 28, 2020
(In thousands)
Revenue	$175,895	$165,011	$341,312	$392,652
Cost of revenue	178,707	173,036	343,073	397,444
Gross loss	$(2,812)	$(8,025)	$(1,761)	$(4,792)
Gross margin	(1.6)%	(4.9)%	(0.5)%	(1.2)%
Three Months Ended July 4, 2021 Compared to Three Months Ended June 28, 2020
During the three months ended July 4, 2021 and June 28, 2020, we recognized revenue from sales of modules and components of $175.9 million and $165.0 million, respectively, of which $47.2 million, or 26.8% and $29.8 million or 18.1%, respectively, represented sales of solar modules to SunPower. The pricing prior to the Spin-off was at transfer prices determined based on management’s assessment of market-based pricing. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. For the three months ended July 4, 2021 and June 28, 2020, other than the sale transactions with SunPower, there were no customers that accounted for at least 10% of revenues.
The increase of $10.9 million in revenue during the three months ended July 4, 2021 as compared to the three months ended June 28, 2020 was primarily due to recoveries from COVID-19 in the United States as compared to the impact in the three months ended June 28, 2020 and due to steady growth in the European markets.
Cost of revenue was $178.7 million and $173.0 million in the three months ended July 4, 2021 and June 28, 2020, respectively. Cost of revenue includes $2.5 million and $2.0 million, in the three months ended July 4, 2021 and June 28, 2020, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimate that we incurred $12.5 million and $6.3 million in the three months ended July 4, 2021 and June 28, 2020, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. We continue to experience elevated freight rates from Asia and Mexico, higher cost of certain raw materials such as glass, aluminum and copper, as well as silicon wafers and solar cells consumed by Huansheng Photovoltaic (Jiangsu) Co., Ltd, a joint venture incorporated in China (“Huansheng JV”) for modules sold to us.
The increase of $5.7 million in cost of revenue during the three months ended July 4, 2021 as compared to the three months ended June 28, 2020 was primarily due to higher volume of sales, partially offset by the net reversal of a $5.5 million accrual for withholding tax related to purchases of inventories.
Six Months Ended July 4, 2021 Compared to Six Months Ended June 28, 2020
During the six months ended July 4, 2021 and June 28, 2020, we recognized revenue from sales of modules and components of $341.3 million and $392.7 million, respectively, of which $105.4 million, or 30.9% and $98.8 million or 25.2%, respectively, represented sales of solar modules to SunPower. The pricing prior to the Spin-off was at transfer prices determined by management’s assessment of market-based pricing. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. For the six months ended July 4, 2021, other than the sale transactions with SunPower, we had no customers that accounted for at least 10% of revenues. For the six months ended June 28, 2020, in addition to sale transactions with SunPower, we had no other customer that accounted for at least 10% of revenues.
The decrease of $51.3 million in revenue during the six months ended July 4, 2021 as compared to the six months ended June 28, 2020 was primarily due to a pause of new sales activity into the highly competitive power plant market.

Cost of revenue was $343.1 million and $397.4 million in the six months ended July 4, 2021 and June 28, 2020, respectively. Cost of revenue includes $4.2 million and $4.0 million, in the six months ended July 4, 2021 and June 28, 2020, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimate that we incurred $24.2 million and $21.6 million in the six months ended July 4, 2021 and June 28, 2020, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.
The decrease of $54.4 million in cost of revenue during the six months ended July 4, 2021 as compared to the six months ended June 28, 2020 was primarily due to lower volume of sales and the net reversal of a $5.5 million accrual for withholding tax related to purchases of inventories. Our cost of revenue for interdigitated back contact (“IBC”) and Performance line solar modules have been impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum, as well as module-supply from our Huansheng JV as a result of raw materials price increases.
Revenue by Geography

	Three Months Ended		Six Months Ended
	July 4, 2021	June 28, 2020	July 4, 2021	June 28, 2020
(In thousands)
United States	$47,495	$30,824	$106,135	$101,291
France	23,091	22,830	54,031	50,265
Japan	5,701	15,716	9,979	49,834
Italy	23,345	10,162	35,669	19,903
Rest of the world(1)	76,263	85,479	135,498	171,359
Total revenues	$175,895	$165,011	$341,312	$392,652
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $47.2 million and $29.8 million in sales to SunPower for the three months ended July 4, 2021 and June 28, 2020 respectively and $105.4 million and $98.8 million in sales to SunPower for the six months ended July 4, 2021 and June 28, 2020 respectively.
Operating Expenses
Prior to the Spin-off, operating expenses included allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower considered these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results upon completion of the Spin-off. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, geographical footprint, and strategic decisions made in areas such as information technology and infrastructure.
Post the Spin-off, operating expenses includes expenses relating to the Transition Services Agreement, Product Collaboration Agreement and certain other agreements which were entered into to effect the separation and provide a framework for our relationship with SunPower after the separation and Distribution. For a description of these agreements, please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.

	Three Months Ended		Six Months Ended
	July 4, 2021	June 28, 2020	July 4, 2021	June 28, 2020
(In thousands)
Operating expenses:
Research and development	$10,165	$7,041	$23,195	$15,612
Sales, general and administrative	22,743	20,876	46,061	45,118
Restructuring expense	5,161	—	6,020	—
Total operating expenses	$38,069	$27,917	$75,276	$60,730
Research and Development Expenses
Three Months Ended July 4, 2021 Compared to Three Months Ended June 28, 2020
Research and development expenses were $10.2 million in the three months ended July 4, 2021 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $5.3 million, facilities expense of $1.4 million, research and development materials of $1.1 million, and expenses for leased equipment of $1.0 million. Included in these expenses is $6.5 million related to the Product Collaboration Agreement with SunPower.
Research and development expenses were $7.0 million in the three months ended June 28, 2020 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, primarily comprising compensation expenses of $4.3 million, depreciation expenses of $0.7 million and research and development materials of $0.3 million.
Six Months Ended July 4, 2021 Compared to Six Months Ended June 28, 2020
Research and development expenses were $23.2 million in the six months ended July 4, 2021 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $12.8 million, expenses for leased equipment of $3.4 million, facilities expense of $2.4 million and research and development materials of $2.0 million. Included in these expenses is $16.8 million related to the Product Collaboration Agreement with SunPower.
Research and development expenses were $15.6 million in the six months ended June 28, 2020 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising compensation expenses of $9.1 million, depreciation expenses of $1.5 million and research and development materials of $1.0 million.
Sales, General and Administrative Expenses
Three Months Ended July 4, 2021 Compared to Three Months Ended June 28, 2020
Sales, general and administrative expenses were $22.7 million in the three months ended July 4, 2021 and comprised primarily of $13.0 million of compensation expense (including stock-based compensation), $5.2 million of professional fees, $1.6 million of insurance expense, $1.1 million of equipment related expenses and $0.9 million of facilities related costs including rent, utilities and maintenance.
Sales, general and administrative expenses were $20.9 million in the three months ended June 28, 2020 and comprised primarily of $6.9 million of compensation expenses, $3.5 million of professional fees, $3.3 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $1.5 million of facilities related costs including rent, utilities and maintenance and $1.2 million of equipment related expenses.
Six Months Ended July 4, 2021 Compared to Six Months Ended June 28, 2020
Sales, general and administrative were $46.1 million in the six months ended July 4, 2021 and comprised primarily of $22.9 million of compensation expense (including stock-based compensation), $11.2 million of professional fees, $3.2 million of insurance expense, $2.9 million of equipment related expenses and $1.7 million of facilities related costs including rent, utilities and maintenance.
Sales, general and administrative expenses were $45.1 million in the six months ended June 28, 2020 and comprised primarily of $14.7 million of compensation expenses, $7.7 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $6.4 million of professional fees, $3.1 million of facilities related costs including rent, utilities and maintenance and $3.0 million of equipment related expenses.
Restructuring Expenses
Three and Six Months Ended July 4, 2021 Compared to Three and Six Months Ended June 28, 2020
Restructuring expenses were $5.2 million and $6.0 million in the three and six months ended July 4, 2021 respectively and primarily consists of $4.6 million of costs associated with our May 2021 restructuring plan on the planned closure of our module factory in Toulouse, France.
Restructuring expenses were nil in the three and six months ended June 28, 2020.
Other income (expense), net

	Three Months Ended		Six Months Ended
	July 4, 2021	June 28, 2020	July 4, 2021	June 28, 2020
(In thousands)
Other income (expense), net:
Interest expense, net	$(7,054)	$(6,318)	$(14,666)	$(12,223)
Other, net	(26,900)	(1,174)	(17,456)	3,457
Other expense, net	$(33,954)	$(7,492)	$(32,122)	$(8,766)
Three Months Ended July 4, 2021 Compared to Three Months Ended June 28, 2020
Of the total $7.1 million in interest expense, net, incurred during the three months ended July 4, 2021, $5.9 million relates to the Green Convertible Notes due 2025 and $1.4 million relates to our term loan and working capital facilities. This is offset by $0.2 million mainly relating to the Company's interest income.
Of the total $6.3 million in interest expense, net, incurred during the three months ended June 28, 2020, $4.3 million relates to interest expense and debt issuance amortization expense for 4.00% debentures due 2023 and $0.7 million relates to non-cash accretion charges in connection with the annual installments related to our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd. The remaining interest expense relates to the Company’s other outstanding debt arrangements.

The proceeds of SunPower's 4.00% debentures were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Condensed Consolidated Balance Sheets in the periods presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Condensed Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business.
Other, net for the three months ended July 4, 2021 primarily comprised of a $27.0 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes, and partially offset by a gain of $0.7 million on derivative instruments. For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Other, net for the three months ended June 28, 2020 primarily comprised of $1.1 million foreign exchange losses.
Six Months Ended July 4, 2021 Compared to Six Months Ended June 28, 2020
Of the total $14.7 million in interest expense, net, incurred during the six months ended July 4, 2021, $11.7 million relates to the Green Convertible Notes due 2025 and $2.7 million relates to our term loan and working capital facilities. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $12.2 million in interest expense, net, incurred during the six months ended June 28, 2020, $8.5 million relates to interest expense and debt issuance amortization expense for 4.00% debentures due 2023 and $1.3 million relates to non-cash accretion charges in connection with the annual installments related to our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
The proceeds of SunPower's 4.00% debentures were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Condensed Consolidated Balance Sheets in the periods presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Condensed Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business.
Other, net for the six months ended July 4, 2021 primarily comprised of a $18.7 million loss on the remeasurement of Prepaid Forward associated with the Green Convertible Notes, partially offset by the foreign exchange gain of $2.3 million. For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Other, net for the six months ended June 28, 2020 primarily comprised of $2.7 million foreign exchange gain and a gain of $1.3 million related to an increase in the fair value of our equity investment without readily determinable fair value, based on observable market transactions with a third-party investor.
Income Taxes

	Three Months Ended		Six Months Ended
	July 4, 2021	June 28, 2020	July 4, 2021	June 28, 2020
(In thousands)
Benefit from (provision for) income taxes	$1,217	$(1,879)	$(1,045)	$(2,347)
Three and Six Months Ended July 4, 2021 Compared to Three and Six Months Ended June 28, 2020
The interim income tax expense and other income tax related information contained in these condensed consolidated and combined financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 3, 2021 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and six months ended July 4, 2021.
In the three and six months ended July 4, 2021, we recorded income tax benefit of $1.2 million and income tax provision of $1.0 million respectively. The tax benefit was primarily due to prior year's income tax true-ups, release of tax reserves due to lapse of statute of limitations and decrease in the current year income tax provision due to lower tax expense in profitable jurisdictions. The tax provision was primarily due to the projected tax expense in jurisdictions that are profitable. Our income tax provision of $1.9 million and $2.3 million in the three and six months ended June 28, 2020 was primarily due to tax expense in jurisdictions that were profitable, offset by tax benefit related to release of tax reserves due to lapse of statute of limitations.
 We record a valuation allowance to reduce our deferred tax assets in Malta, Spain, South Africa and Singapore to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in Losses of Unconsolidated Investees
Three and Six Months Ended July 4, 2021 Compared to Three and Six Months Ended June 28, 2020
For the three and six months ended July 4, 2021, our unconsolidated investee, Huansheng JV, in which we have a shareholding of 20%, reported a loss for which we recorded our reportable share of $3.8 million and $5.9 million respectively. For the three and six months ended June 28, 2020, Huansheng JV reported a loss for which we recorded our reportable share of $0.9 million and $0.6 million respectively. The higher loss is mainly due to higher manufacturing cost and operating expenses.
Net (Loss) Income Attributable to Noncontrolling Interests
Three and Six Months Ended July 4, 2021 Compared to Three and Six Months Ended June 28, 2020
For the three and six months ended July 4, 2021, we attributed $0.4 million and $0.3 million of net loss, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three and six months ended June 28, 2020, we attributed $0.4 million and $1.1 million of net income, respectively, to these noncontrolling interests, The decrease in net income attributable to noncontrolling interests was a result of less profitable operations from our non-wholly owned subsidiaries.
Recent Developments
In May 2021, the Company executed an agreement to supply approximately one gigawatt of its high efficiency bifacial Performance 5 UPP solar panels for the construction of the Gemini solar plus storage power plant project located near Las Vegas, Nevada, United States. The project is being built and will be owned and operated by Primergy Solar. The agreement calls for modules to be supplied over a four-quarter period starting in the second quarter of 2022; project completion is planned by the end of 2023.

We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended January 3, 2021 with the following risk factors:
We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and their transportation, which could impact our costs and could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
We rely on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material. Costs for raw materials and components required for our solar products have been increasing, as a result of limited polysilicon supply, increase in commodities prices globally, for instance of aluminum and copper, and COVID-19 which have impacted the overall supply of raw materials and components. As a result, if we are unable to mitigate the impacts of our suppliers' costs increase, we may be unable to manufacture our products, or our products may be available only at a higher cost or after a delay. Logistics costs for both incoming materials and our finished goods products have increased, due to the combined effect of COVID-19 and the global shortage of containers capacity. We may be unsuccessful in achieving higher prices from our customers to compensate for the increased costs, which could have a material and adverse effect on our businesses, financial condition and results of operation.
Additionally, if we fail to maintain our relationships with our suppliers or to build relationships with new suppliers, or if suppliers fail to perform or are unable to meet demand through industry consolidation, our supply chain could be disrupted. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, our suppliers could be unable or unwilling to raise capital if required to expand their production or satisfy their operating capital requirements. As a result, they could be unable to supply necessary raw materials, inventory and capital equipment which we would require to support our planned sales operations, which could in turn materially and adversely impact our sales volume, profitability, and cash flows. The failure of a supplier to supply raw materials or components in a timely manner, or to supply raw materials or components that meet our quality, quantity and cost requirements or, otherwise on commercially reasonable terms, could impair our ability to manufacture our products or could increase our cost of production. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes. Any such delays could result in sales and installation delays, cancellations, inability to retain customers, increased manufacturing costs, penalty payments or loss of revenue and market share, any of which could have a material and adverse effect on our business, financial condition and results of operations.

Failure to meet hiring, capital spending and other requirements to utilize tax incentives provided to us in
Singapore, Malaysia and the Philippines, or to avail ourselves of tax incentives in other jurisdictions, could adversely affect our results.
As part of establishing our corporate headquarters in Singapore, we expect to utilize certain incentives from Singapore’s Economic Development Board (“EDB”). These include favorable tax treatment and other forms of financial and operational support. Such incentives are contingent on our meeting employee hiring and capital expenditure requirements in Singapore. Failure to meet any conditions of our incentives in Singapore may result in us losing any tax benefits provided to us by the EDB, which could have an adverse effect on our business, financial condition and results of operations.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. This tax holiday for the second five-year term expired on June 30, 2021 and we have requested renewal for a third and final five year term. We are also in the process of negotiating with the Malaysia government to modify the requirements of each of the second and third five-year terms in light of our prior delay in expanding manufacturing operations in Malaysia and as a result of changing business conditions. If we are unable to negotiate a satisfactory resolution, we could be retroactively and prospectively subject to statutory tax rates and repayment of certain incentives, which could materially and adversely impact our business, financial condition and results of operations.
Our Philippine income tax holiday expired in 2020. However, we continue to qualify for a 5% preferential tax rate on gross income attributable to activities covered by our Philippine Economic Zone Authority (“PEZA”) registration. The Philippine net income attributable to all other activities is taxed at the statutory Philippine corporate income tax rate, which is currently 30%. We need to comply with PEZA requirements and be in good standing to utilize the 5% preferential tax rate on gross income, and our historical compliance is currently under review with PEZA. If it is found that we have not previously complied with PEZA requirements for certain periods prior to the Spin-off when we had 100% tax holiday, we could be retroactively subject to a 5% preferential tax rate on gross income rather than a tax holiday during any such periods, which could materially and adversely impact our business, financial condition and results of operations.
More generally, with the ongoing discussions around the Organization for Economic Development and Cooperation’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) study (“Actions”), many OECD countries and members of the inclusive framework on BEPS have acknowledged their intent to support the Actions. Among the considerations required by the Actions is the need for a global minimum tax. Depending on the detailed implementation rules which is expected to be released by the OECD in the fourth quarter of 2021, the Company may be required to reassess our tax incentives, such as those described above in anticipation of the OECD’s target effective date of January 1, 2023 for the latest BEPS study which outcome may have a negative effect on our financial position, liquidity and results of operations.
Allegations of forced labor, laws both proposed and enacted, and consumer sentiment related to this issue could have an adverse impact on our business.
Allegations of human rights abuse and of the use of forced labor and the United States and other countries’ governments’ response to those allegations are disrupting solar supply chains and our operations could be adversely impacted. For example, a withhold release order (“WRO”) issued by U.S. Customs on June 24, 2021 bars importation from a supplier of raw materials and legislation that the U.S. Senate passed would ban the import of all goods from China’s Xinjiang Uyghur Autonomous Region (“Xinjiang”) except for those goods that the United States Customs and Border Protection determines are not manufactured by forced labor. Other jurisdictions are also reportedly considering similar legislation. Xinjiang is the source of a significant percentage of the world’s supply of polysilicon, a key component in solar cells. Although Maxeon maintains robust policies and procedures to maintain compliance with all governmental laws and regulations, and is to its knowledge in compliance with all applicable laws, these laws may nonetheless impact Maxeon’s imports into the United States and have the effect of restricting the global supply of polysilicon, which can affect prices and Maxeon’s capacity to produce solar products for its customers. Allegations of forced labor may also affect consumer sentiment and tarnish the reputation of the solar industry as a whole and thereby have an adverse effect on our business.
We may be unable to access our existing debt facilities that are contingent on certain financial performance measurements.
As of July 4, 2021, we have $125.0 million of undrawn debt facilities which are subject to financial covenants and conditions that limit our ability to draw under these facilities. We are currently renegotiating the terms of the facilities and therefore are not in a position to draw down any amounts. If we are unable to reach an agreement, we can terminate the debt facilities without penalties. Our inability to reach a satisfactory renegotiation of the facilities or find alternative facilities on acceptable terms could have a material and adverse effect on our liquidity.
Liquidity and Capital Resources
As of July 4, 2021, we had unrestricted cash and cash equivalents of $266.9 million as compared to $206.7 million as of January 3, 2021. The increase in unrestricted cash and cash equivalents was primarily attributable to $142.8 million net cash from our financing activities, offset by $17.9 million and $62.8 million net cash used in our operating and investing activities, respectively.
On April 14, 2021, the Company announced a public offering to sell, subject to market and other conditions, $125.0 million of ordinary shares through an underwritten public offering. Maxeon also granted the underwriters an option, to purchase up to an additional $18.7 million of ordinary shares offered in the public offering on the same terms and conditions, at a public offering price of $18.00 per share (together with the public offering, the “Offering”). The option was exercised in full by the underwriters. The total number of shares issued in the Offering was 8,046,025, with 59,914 shares issued to a third-party as payment for issuance cost incurred. In addition, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of Tianjin Zhonghuan Semiconductor, Maxeon sold to TZS 1,870,000 ordinary shares at $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZS Private Placement”). The

Offering and the TZS Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.
As of July 4, 2021 and January 3, 2021, the outstanding debt was $226.2 million and $249.4 million, respectively. Our business is expected to continue to have significant liquidity requirements in the future. Our capital investments, which are subject to obtaining necessary board and lender consents, are expected to be funded with cash from operations, net proceeds from our Offering in April 2021, financing, or other available sources of liquidity. We expect total capital investments of approximately $170 million in fiscal year 2021 focused on increasing our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platforms, implementing additional manufacturing capacity for Performance line panels to be sold into the U.S. market, as well as advancing other projects. Delays in completing our manufacturing capacity expansion or technology conversions may also impact our liquidity.
From time-to-time and under market conditions that we believe are favorable to us, we may consider capital market transactions, including the offering of debt and equity securities.
As of July 4, 2021 and January 3, 2021, we had an obligation to purchase $191.0 million and $242.4 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of July 4, 2021 and January 3, 2021, we had prepaid $74.0 million and $92.9 million, respectively. In July 2020, we negotiated an extension of the polysilicon agreement with respect to our contractual purchase obligation. The balance of $117.0 million between the revised purchase commitment and the prepaid balance as of July 4, 2021 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.
We believe that our current cash, cash equivalents, and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months from the date of filing. In conjunction with evaluating our ability to continue as a going concern, we have considered the amended supply agreements with SunPower and our Huansheng JV which provides for flexibility of expedited repayment and extended credit period, respectively, at our discretion, our historical ability to work with customers and our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. Events that disrupt production such as COVID-19 would impact our business operations and the overall supply of raw materials and components, which would in turn increase our costs, were also factored in the evaluation.
While we rely on a limited number of suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material, and specifically our Huansheng JV for our Performance line modules, we continue to focus on improving our overall operating performance and liquidity, such as taking proactive steps to overcome freight and supply cost challenges, continuing optimization of our factories, controlling operating expenses, and managing cash flows and working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, pledging available assets to facilitate additional debt financing, liquidating certain investments, implementing additional restructuring plans, re-negotiating favorable payment terms with customers and vendors, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. From time to time, we enter into commercial commitments in the form of letters of credit, bank guarantees, and surety bonds to provide financial and performance assurance to third parties. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreements. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.
As of July 4, 2021, the Company has not drawn down on our $125.0 million debt facilities (the “Bank Facilities”). As a condition to obtaining consent under the Bank Facilities to amend our capital expenditures plans for the Maxeon group as part of the Offering and the TZS Private Placement, we have agreed to renegotiate the terms of the Bank Facilities before we are permitted to draw down on the facilities. If we are unable to reach agreement, we are able to cancel the undrawn commitments under each of the Bank Facilities and thereby terminate the Bank Facilities at any time without payment obligations in excess of the commitment fees that we have been incurring over the term of the facilities.
Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending. While we currently do not anticipate the need to do so, if the COVID-19 pandemic causes adverse cash flow and liquidity trends greater than those we currently expect and have planned for, or if our ability to generate cash to support our operations is affected due to our challenges in obtaining supplies at competitive prices, we may find it necessary to seek additional financing. Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 3, 2021.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Six Months Ended
	July 04, 2021	June 28, 2020
(In thousands)
Net cash used in operating activities	$(17,878)	$(76,210)
Net cash used in investing activities	(62,809)	(7,037)
Net cash provided by (used in) financing activities	142,830	(2,362)
Operating Activities
Net cash used in operating activities in the six months ended July 4, 2021 was $17.9 million and was primarily the result of: (i) net loss of $116.1 million; (ii) increase in inventories of $42.1 million; (iii) increase in prepaid and other assets of $5.0 million due to advance payments; and (iv) $5.3 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments;
This was partially offset by: (i) adjustment for non-cash remeasurement loss on Prepaid Forward of $18.7 million; (ii) adjustment for non-cash charges of $21.6 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) adjustment for non-cash interest charges of $7.2 million; (iv) adjustment for non-cash equity in losses of unconsolidated investee of $5.9 million; (v) decrease in accounts receivables of $29.1 million, primarily attributable to billings and collection cycles; (vi) $18.9 million decrease in advance payments to suppliers; and (vii) $47.5 million increase in contract liabilities arising from advance collections from customers.
Net cash used in operating activities in the six months ended June 28, 2020 was $76.2 million and was primarily the result of: (i) $74.8 million decrease in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments; (ii) $51.2 million decrease in contract liabilities; (iii) net loss of $77.3 million; and (iv) $7.9 million decrease in inventories.
This was primarily offset by: (i) $62.0 million decrease in accounts receivables, primarily attributable to billings and collection cycles; (ii) adjustment for non-cash charges of $34.4 million related to depreciation and amortization, stock-based compensation and other non-cash charges; and (iii) $12.0 million decrease in advance payments to suppliers; and (iv) adjustment for non-cash interest charges of $10.4 million primarily attributable to interest expense financed by SunPower associated with SunPower's convertible debt.

Investing Activities
Net cash used in investing activities in the six months ended July 4, 2021 was primarily $62.7 million arising from capital expenditures.
Net cash used in investing activities in the six months ended June 28, 2020 was $7.0 million, which primarily included $9.5 million of capital expenditures, partially offset by approximately $2.5 million from return of capital by an unconsolidated investee and proceeds from sale of equity investment.
Financing Activities
Net cash provided by financing activities in the six months ended July 4, 2021 was $142.8 million, which included net proceeds from issuance of common stock of $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs and proceeds from debt of $97.2 million. This was partially offset by repayment of debt obligations of $119.9 million and payment for tax withholding obligations on vested restricted stock units of $3.8 million.
Net cash used by financing activities in the six months ended June 28, 2020 was $2.4 million, which included $104.2 million in cash used for repayment of debt obligation, partially offset by $100.6 million in proceeds from bank loans and other debt and $1.6 million net contributions from SunPower. As prior to the Spin-off, cash and the financing of our operations have historically been managed by SunPower, the components of Net Parent contribution include cash payments by SunPower to settle our obligations. These transactions were considered to be effectively settled for cash at the time the transaction is recorded.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing or renegotiate our existing financing arrangements; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) expected demand and market traction for Maxeon as a result of anticipated product launches; (j) our expectations regarding the potential outcome, or financial or other impact on our business, as a result of the Spin-off from SunPower Corporation; and (k) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and the availability of tax incentives or the imposition of tax duties; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; (11) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (12) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our common stock, which may negatively impact the market price of our common stock and volume of our stock trading; and (13) unpredictable outcomes resulting from our litigation activities. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://www.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.